UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                            1ST CONSTITUTION BANCORP
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   31986N-10-2
                                 (CUSIP Number)


                       GEORGE E. IRWIN, PRESIDENT AND CEO
                            GREATER COMMUNITY BANCORP
                      55 UNION BOULEVARD, TOTOWA, NJ 07512
                            (973) 942-1111, EXT. 1018
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                FEBRUARY 14, 2003
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 13 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 31986N-10-2             SCHEDULE 13D                PAGE 2 OF 13 PAGES

1        NAME OF REPORTING PERSON: GREATER COMMUNITY BANCORP

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
         22-2545165
______________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
         (see instructions)                                             (b) [x]
________________________________________________________________________________
3        SEC USE ONLY

________________________________________________________________________________
4         SOURCE OF FUNDS (see instructions)
                           WC
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           NEW JERSEY
________________________________________________________________________________
           NUMBER OF                        7        SOLE VOTING POWER
            SHARES                                   112,595
         BENEFICIALLY                                ___________________________
           OWNED BY                         8        SHARED VOTING POWER
             EACH                                    0
          REPORTING                                  ___________________________
           PERSON                           9        SOLE DISPOSITIVE POWER
            WITH                                     112,595
                                                     ___________________________
                                            10       SHARED DISPOSITIVE POWER
                                                     0
________________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           112,595
________________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                        [  ]

________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           7.6%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                           CO

CUSIP NO. 31986N-10-2             SCHEDULE 13D                PAGE 3 OF 13 PAGES

1        NAME OF REPORTING PERSON: MARINO A. BRAMANTE

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

______________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
         (see instructions)                                             (b) [x]
________________________________________________________________________________
3        SEC USE ONLY

________________________________________________________________________________
4         SOURCE OF FUNDS (see instructions)
                           PF
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           UNITED STATES
________________________________________________________________________________
           NUMBER OF                        7        SOLE VOTING POWER
            SHARES                                   4,095
         BENEFICIALLY                                ___________________________
           OWNED BY                         8        SHARED VOTING POWER*
            EACH                                     0
          REPORTING                                  ___________________________
           PERSON                           9        SOLE DISPOSITIVE POWER
            WITH                                     4,095
                                                     ___________________________
                                            10       SHARED DISPOSITIVE POWER*
                                                     0
________________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           4,095
________________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                         [X]
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0.3%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                           IN
---------------------
* The reporting person may be deemed to have shared voting and dispositive power with respect to the 112,595 shares owned by Greater Community, solely by virtue of such person's status as a director of Greater Community. The reporting person has no power or right to receive or to direct the proceeds of disposition of the shares owned by Greater Community and otherwise disclaims beneficial ownership of all such shares.

CUSIP NO. 31986N-10-2            SCHEDULE 13D                 PAGE 4 OF 13 PAGES

1        NAME OF REPORTING PERSON: ANTHONY M. BRUNO, JR.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

______________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
         (see instructions)                                            (b) [x]
________________________________________________________________________________
3        SEC USE ONLY

________________________________________________________________________________
4         SOURCE OF FUNDS (see instructions)
                           PF
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                           [ ]
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           UNITED STATES
________________________________________________________________________________
          NUMBER OF                         7        SOLE VOTING POWER
           SHARES                                    3,858
        BENEFICIALLY                                 ___________________________
          OWNED BY                          8        SHARED VOTING POWER*
           EACH                                      12,443
         REPORTING                                   ___________________________
          PERSON                            9        SOLE DISPOSITIVE POWER
           WITH                                      3,858
                                                     ___________________________
                                            10       SHARED DISPOSITIVE POWER*
                                                     15,199
________________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           19,057
________________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                         [X]
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           1.3%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                           IN
---------------------------
* The reporting person may be deemed to have shared voting and dispositive power with respect to the 112,595 shares owned by Greater Community, solely by virtue of such person's status as a director of Greater Community. The reporting person has no power or right to receive or to direct the proceeds of disposition of the shares owned by Greater Community and otherwise disclaims beneficial ownership of all such shares.

CUSIP NO. 31986N-10-2             SCHEDULE 13D                PAGE 5 OF 13 PAGES

1        NAME OF REPORTING PERSON: C. MARK CAMPBELL

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

______________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
         (see instructions)                                             (b) [x]
________________________________________________________________________________
3        SEC USE ONLY

________________________________________________________________________________
4         SOURCE OF FUNDS (see instructions)
                           PF
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           UNITED STATES
_______________________________________________________________________________
          NUMBER OF                         7        SOLE VOTING POWER
           SHARES                                    110
        BENEFICIALLY                                 ___________________________
          OWNED BY                          8        SHARED VOTING POWER*
            EACH                                     0
         REPORTING                                   ___________________________
           PERSON                           9        SOLE DISPOSITIVE POWER
            WITH                                     110
                                                     ___________________________
                                            10       SHARED DISPOSITIVE POWER*
                                                     0
________________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           110
________________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                         [X]
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           LESS THAN 0.1%
______________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                           IN
-------------------

* The reporting person may be deemed to have shared voting and dispositive power with respect to the 112,595 shares owned by Greater Community, solely by virtue of such person's status as a director of Greater Community. The reporting person has no power or right to receive or to direct the proceeds of disposition of the shares owned by Greater Community and otherwise disclaims beneficial ownership of all such shares.

CUSIP NO. 31986N-10-2             SCHEDULE 13D                PAGE 6 OF 13 PAGES

1        NAME OF REPORTING PERSON: GEORGE E. IRWIN

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

______________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
         (see instructions)                                             (b) [x]
________________________________________________________________________________
3        SEC USE ONLY
________________________________________________________________________________
4         SOURCE OF FUNDS (see instructions)
                           PF
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           UNITED STATES
________________________________________________________________________________
           NUMBER OF                        7        SOLE VOTING POWER
            SHARES                                   463
         BENEFICIALLY                                ___________________________
           OWNED BY                         8        SHARED VOTING POWER*
             EACH                                    0
          REPORTING                                  ___________________________
            PERSON                          9        SOLE DISPOSITIVE POWER
             WITH                                    463
                                                     ___________________________
                                            10       SHARED DISPOSITIVE POWER*
                                                     0
________________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           463
________________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                         [X]
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           LESS THAN 0.1%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                           IN
-------------------
* The reporting person may be deemed to have shared voting and dispositive power with respect to the 112,595 shares owned by Greater Community, solely by virtue of such person's status as a director of Greater Community. The reporting person has no power or right to receive or to direct the proceeds of disposition of the shares owned by Greater Community and otherwise disclaims beneficial ownership of all such shares.

CUSIP NO. 31986N-10-2            SCHEDULE 13D                 PAGE 7 OF 13 PAGES

1        NAME OF REPORTING PERSON: JOHN L. SOLDOVERI

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

______________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
         (see instructions)                                            (b) [x]
________________________________________________________________________________
3        SEC USE ONLY

________________________________________________________________________________
4        SOURCE OF FUNDS (see instructions)
                           OO
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           UNITED STATES
________________________________________________________________________________
           NUMBER OF                        7        SOLE VOTING POWER
            SHARES                                   2,289
         BENEFICIALLY                                ___________________________
           OWNED BY                         8        SHARED VOTING POWER*
             EACH                                    0
          REPORTING                                  ___________________________
            PERSON                          9        SOLE DISPOSITIVE POWER
             WITH                                    2,289
                                                     ___________________________
                                            10       SHARED DISPOSITIVE POWER*
                                                     0
________________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           2,289
________________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                         [X]
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0.2%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                           IN
----------------

* The reporting person may be deemed to have shared voting and dispositive power with respect to the 112,595 shares owned by Greater Community, solely by virtue of such person's status as a director of Greater Community. The reporting person has no power or right to receive or to direct the proceeds of disposition of the shares owned by Greater Community and otherwise disclaims beneficial ownership of all such shares.

CUSIP NO. 31986N-10-2            SCHEDULE 13D                 PAGE 8 OF 13 PAGES

1        NAME OF REPORTING PERSON: CHARLES J. VOLPE

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

______________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
         (see instructions)                                             (b) [x]
________________________________________________________________________________
3        SEC USE ONLY

________________________________________________________________________________
4         SOURCE OF FUNDS (see instructions)
                           PF
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           UNITED STATES
________________________________________________________________________________
           NUMBER OF                        7        SOLE VOTING POWER
            SHARES                                   222
         BENEFICIALLY                                ___________________________
           OWNED BY                         8        SHARED VOTING POWER*
             EACH                                    0
          REPORTING                                  ___________________________
            PERSON                          9        SOLE DISPOSITIVE POWER
             WITH                                    222
                                                     ___________________________
                                            10       SHARED DISPOSITIVE POWER*
                                                     0
________________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           222
________________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                        [X]
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           LESS THAN 0.1%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                           IN
-----------------

* The reporting person may be deemed to have shared voting and dispositive power with respect to the 112,595 Shares owned by Greater Community, solely by virtue of such person's status as a director of Greater Community. The reporting person has no power or right to receive or to direct the proceeds of disposition of the shares owned by Greater Community and otherwise disclaims beneficial ownership of all such shares.

CUSIP NO. 31986N-10-2             SCHEDULE 13D                PAGE 9 OF 13 PAGES

                           STATEMENT FOR SCHEDULE 13D

          This Amendment No. 1 to Schedule 13D relates to common stock of 1st Constitution Bancorp ("1st Constitution"). This Amendment No. 1 amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission on February 6, 2003 by Greater Community Bancorp ("Greater Community"), Marino A. Bramante, Anthony M. Bruno, Jr., C. Mark Campbell, George
E. Irwin, John L. Soldoveri, and Charles J. Volpe ("Initial Statement"). The Initial Statement is amended as follows:

ITEM 4.   PURPOSE OF TRANSACTION

          On February 14, 2003, Greater Community sent to 1st Constitution a notice of intent to nominate Brian E. Fitzpatrick as a candidate for election as a director at 1st Constitution's next annual meeting. The notice was sent to comply with a procedural requirement in 1st Constitution's bylaws, as such bylaws have been publicly disclosed, with regard to the nomination of directors by a shareholder. Greater Community intends to nominate Mr. Fitzpatrick at 1st Constitution's annual meeting and solicit proxies in connection with such nomination provided that it obtains a waiver, or change in, certain commitments made to the Federal Reserve Bank of New York ("FRBNY") or otherwise obtains approval from the FRBNY to engage in such activities. A copy of the notice is filed herewith as Exhibit 1.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1: Notice to 1st Constitution, dated February 14, 2003, of Greater Community's intent to nominate a candidate for election as a director.

CUSIP NO. 31986N-10-2             SCHEDULE 13D               PAGE 10 OF 13 PAGES

                                   SIGNATURES

     After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true and complete.

Dated: February 14, 2003
                                                       Greater Community Bancorp

                                                By:  /s/ George E. Irwin
                                                     ---------------------------
                                                      George E. Irwin
                                                      President and CEO


                                                     /s/ Marino A. Bramante
                                                     ---------------------------
                                                     Marino A. Bramante



                                                     /s/ Anthony M. Bruno, Jr.
                                                     ---------------------------
                                                     Anthony M. Bruno, Jr.



                                                     /s/ C. Mark Campbell
                                                     ---------------------------
                                                     C. Mark Campbell



                                                     /s/ George E. Irwin
                                                     ---------------------------
                                                     George E. Irwin



                                                     /s/ John L. Soldoveri
                                                     ---------------------------
                                                     John L. Soldoveri



                                                     /s/ Charles J. Volpe
                                                     ---------------------------
                                                     Charles J. Volpe

CUSIP NO. 31986N-10-2              SCHEDULE 13D              PAGE 11 OF 13 PAGES

                                    EXHIBIT 1

                    [LETTERHEAD OF GREATER COMMUNITY BANCORP]






                                                    February 14, 2003

VIA FASCIMILE, FEDEX AND U.S. MAIL
----------------------------------

Secretary
1st Constitution Bancorp
2650 Route 130
P.O. Box 634
Cranbury, New Jersey 08512

Dear Secretary:

          Pursuant to Section 9 of the Bylaws of 1st Constitution Bancorp ("1st Constitution"), we hereby give notice of our intent to nominate a candidate for election as a director at 1st Constitution's next annual meeting of shareholders. The information required by Section 9 of the Bylaws is set forth below.

          (a) NAME AND ADDRESS OF SHAREHOLDER WHO INTENDS TO MAKE THE
              NOMINATION:

                      Greater Community Bancorp
                      55 Union Boulevard
                      Totowa, New Jersey 07511-0269

                      NAME AND ADDRESS OF PERSON TO BE NOMINATED:

                      Brian E. Fitzpatrick
                      38 Summit Trail
                      Sparta, New Jersey 07871-1431

          (b) NOMINEE'S AGE AND PRINCIPAL OCCUPATION OR EMPLOYMENT:

                      Age: 59
                      Principal occupation: Retired bank executive

          (c) NUMBER OF SHARES OF EQUITY SECURITIES OF 1ST CONSTITUTION OWNED BY
              NOMINEE:

                      None.

CUSIP NO. 31986N-10-2             SCHEDULE 13D               PAGE 12 OF 13 PAGES

          (d) SHAREHOLDER REPRESENTATION:

                      I hereby represent that Greater Community Bancorp is a holder of record of 112,595 shares of the common stock of 1st Constitution entitled to vote at 1st Constitution's next annual meeting. Greater Community Bancorp, through one or more of its officers or directors, intends to appear in person or by proxy at 1st Constitution's annual meeting to nominate the person specified in this notice, subject to receipt of certain waivers or approval by the Federal Reserve Bank of New York ( "FRBNY").

          (e) DESCRIPTION OF ARRANGEMENTS OR UNDERSTANDINGS PURSUANT TO WHICH NOMINATION IS MADE:

                      There are no arrangements or understandings between Greater Community Bancorp, Mr. Fitzpatrick or any other person or persons pursuant to which the nomination of Mr. Fitzpatrick is to be made by Greater Community Bancorp.

          (f) OTHER INFORMATION REGARDING NOMINEE THAT WOULD BE REQUIRED TO BE INCLUDED IN A PROXY STATEMENT:

                      Mr. Fitzpatrick was the President and Chief Executive Officer and a member of the Board of Directors of Newton Trust Company and its holding company, Newton Financial Corporation, from 1986 to 2001. Newton Trust Company is in the business of commercial and retail banking and is located at 30 Park Place, Newton, New Jersey 07860.

                      Mr. Fitzpatrick currently serves as Chairman of the Board of Directors of Newton Memorial Hospital, which is located at 195 High Street, Newton, New Jersey 07860.

                      Neither Mr. Fitzpatrick nor any associate, within the meaning of the federal proxy rules promulgated under the Securities Exchange Act of 1934, as amended, of Mr. Fitzpatrick owns any securities of 1st Constitution or of any parent or subsidiary of 1st Constitution.

                      Mr. Fitzpatrick is not, and has not been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of 1st Constitution.

                      Neither Mr. Fitzpatrick nor any of his associates, within the meaning of the federal proxy rules promulgated under the Securities Exchange Act of 1934, as amended, have any arrangement or understanding with any person with respect to any employment by 1st Constitution or its affiliates or with respect to any future transactions to which 1st Constitution or any of its affiliates will or may be a party.

CUSIP NO. 31986N-10-2            SCHEDULE 13D                PAGE 13 OF 13 PAGES

                      Mr. Fitzpatrick has not received compensation in any form from 1st Constitution or any of its affiliates in any of its last three completed fiscal years.

          (g) CONSENT OF NOMINEE TO SERVE AS A DIRECTOR IF SO ELECTED:

                      The required consent is enclosed herewith.

          We are providing this notice to comply with the procedures for director nominations set forth in 1st Constitution's Bylaws. In connection with our nomination of Mr. Fitzpatrick, we are requesting from the FRBNY approval or a waiver of certain commitments we made to the FRBNY in connection with our acquisition of the common stock of 1st Constitution. We will make our nomination only if such approval or waiver is obtained.

          Please let us know if any further information is required with respect to this nominee under 1st Constitution's Certificate of Incorporation or Bylaws.

                                             Very truly yours,

                                             /s/ George E. Irwin

                                             George E. Irwin
                                             President & Chief Executive Officer

Enclosure

cc:      Mr. Brian E. Fitzpatrick